November 27, 1995

Balcor Partners - XVIII
Balcor Realty Investors 85-Series III
C/o The Balcor Company
2355 Waukegan Road, Suite A200
Bannockburn, Illinois  60015

Dear Sirs:

In connection with an offer (the "Offer") by Walton Street Capital Acquisition Co., L.L.C. for the purchase of up to 45% of the outstanding limited partner interests ("Units") of Balcor Realty Investors 85-Series III (the "Partnership"), you have asked us to provide a range of values for the Units assuming orderly liquidation over twelve months by application of a current income analysis based on (a) historical and anticipated net operating income for 1995 data provided to us by you; (b) capitalization assumptions prepared by us based in part upon relevant real-estate profiles provided to us by you; and,
(c) on site visits of properties and interviews with property managers at a sample of properties we deemed appropriate. Solely by such methodology, we believe that such liquidation value of the Units is approximately $302 to $389 per Unit, depending on assumptions made about prepayment penalties.

The above value estimate is subject to the following limitations and conditions:

i. The valuation estimate is based in part on actual operating results for the first nine months and anticipated operating results for the remaining three months for 1995 as provided by you. There can be no assurance that such anticipated results will actually be achieved.

ii. We did not perform any procedures concerning the possible effect of present or future federal, state or local legislation that could affect the sale of properties including, without limitation, legislation and regulations relating to income taxes, civil rights, zoning, building codes, disabilities, and environmental matters.

iii. We assume no responsibility for changes in market conditions or for the inability of the Partnership to achieve its anticipated results based upon our review of the assets.

iv. We have not considered any federal, state or local tax consequences that would occur as a result of the sale of Units in response to the Offer.

v. The amounts of prepayment penalties used in determining our range of values have been based upon review of mortgages and loan documents provided to us by you. We have not independently determined whether those documents have been amended, superseded, or modified.

vi. We assume no responsibility for the accuracy or completeness of any information (financial or other) provided to us by you.

The valuation estimate stated herein is provided solely for your benefit and is not intended to confer rights or remedies upon any holders of the Units or any other person. The valuations stated herein does not constitute a recommendation to the holders of the units, nor are we expressing any opinion on the fairness or adequacy of the Offer. Neither you nor your general partner may disclose, quote from or refer to the analysis described herein except (a) with our prior written consent, which consent shall not be unreasonably withheld, or (b) in the event The Balcor Company or you is legally compelled to do so; provided however, that we consent to a reference to this analysis in any communication with Unit holders or filing with the Securities and Exchange Commission in response to the Offer or other tender officers you receive prior to June 30, 1996, provided that this letter is reproduced therein or attached thereto in its entirety.

                              Sincerely,

                              ALEX. BROWN & SONS INCORPORATED



                              By: /s/John E. Glennon
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